Exhibit 99.1

ParaZero’s Safety Systems Enable FAA Waiver for Advanced Drone Operations Over People and Moving Vehicles

ParaZero’s cutting-edge safety solutions support industry-leading BVLOS drone operations, marking a significant step forward in the integration of drones into national airspace.

Tel Aviv, Israel, Feb. 03, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the "Company or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced a significant milestone in the advancement of drone operations. A leading drone solutions provider, utilizing ParaZero’s advanced safety technology, has secured a Federal Aviation Administration (FAA) waiver to conduct Beyond Visual Line of Sight (BVLOS) drone operations.

This achievement illustrates the critical role of ParaZero’s safety systems in enabling complex drone missions that push the boundaries of traditional operational limits. The FAA waiver represents a major step forward in the integration of drones into national airspace, unlocking new possibilities for commercial, public safety, and humanitarian applications.

ParaZero’s innovative safety solutions, including its autonomous parachute recovery systems and real-time risk mitigation technologies, have been instrumental in meeting the stringent safety requirements necessary for FAA approval. These systems ensure that drones can operate safely in challenging environments, such as BVLOS missions, by providing fail-safe mechanisms in the event of system failures or emergencies.

“This milestone is a testament to the importance of safety in advancing the drone industry,” said Boaz Shetzer, CEO of ParaZero. “Our technology is designed to empower drone operators to safely expand their capabilities, and we are proud to play a key role in enabling this groundbreaking achievement.”

The FAA waiver opens the door to a wide range of applications that were previously limited by regulatory constraints. From infrastructure inspection and emergency response to logistics and delivery, the ability to operate drones in BVLOS operations significantly enhances the efficiency and effectiveness of these missions.

ParaZero’s safety systems are at the forefront of this evolution, providing the reliability and compliance needed to meet the highest standards of operational safety. As the drone industry continues to grow, ParaZero remains committed to driving innovation and enabling safer, more accessible drone operations worldwide.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the growth of the drone industry and its commitment to driving innovation and enabling safer, more accessible drone operations worldwide. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com